EXHIBIT 99.1 Over the years we’ve also helped foster a large ecosystem 2015 Letter to Shareholders, continued A Year of that has grown up around Shopify. App developers, design Achievements agencies, and theme designers have built businesses of The irst Shopify store was our own. In 2004, we took their own by creating value for merchants on the Shopify First one billion dollars in revenue. something we loved, snowboarding, and built a business platform. Instead of stiling this enthusiastic pool of talent around it. The idea was to set up an online store and and carving out the proits for ourselves, we’ve made a create a snowboarding empire. But there was a problem: point of supporting our partners and aligning their First one billion orders on the the software landscape we encountered seemed to work interests with our own. In order to build long-term value, Shopify platform cumulatively. against our ambitions at every step. Back then, online we decided to forgo short-term revenue opportunities and store software was built for existing big businesses that nurture the people who were putting their trust in Shopify. Fastest-growing software-as- were transitioning online. It was incredibly expensive, As a result, today there are thousands of partners that a-service company in history unnecessarily complex, and infuriatingly inlexible. have built businesses around Shopify by creating custom to achieve $1B in revenue, apps, custom themes, or any number of other services for growing revenue 59% over Shopify merchants. Existing software was not designed with the new 2017. entrepreneur in mind, so we rejected the existing models 2018 and created our own. Our custom software met our needs This is a prime example of how we approach value and so well that we decided to take everything we learned and something that potential investors must understand: we Year in Review shift our business away from snowboards and towards do not chase revenue as the primary driver of our ixing the glaring hole in the ecommerce market. We knew business. Shopify has been about empowering merchants that many future businesses would be created online irst, since it was founded, and we have always prioritized We are achieving what we and software needed to support the irst steps of long-term value over short- term revenue opportunities. entrepreneurship, not just the established big guys. We We don’t see this changing. committed to do four years ago, set out to create the software that we wished would have when we became a public company: existed, and we launched it in 2006 under the name In terms of the value we create, we think that the most make commerce better for everyone. Shopify. important thing that we deliver to our merchants is simplicity. Simplicity isn’t simple. It takes tremendous Original Letter from Tobi, 2015 Tobi, from Original Letter Shopify is exactly this: the only platform you need to build care, discipline, and craftsmanship to take something your empire. Shopify is the irst thing our merchants log inherently complex like commerce and make it intuitive. into in the morning and the last thing they log out of in the We have spent the last decade democratizing commerce, evening. It’s at the heart of their business—a responsibility simplifying it, and making it accessible for businesses of that we take very seriously. Chances are that you’ve all sizes. already bought products through stores that use Shopify and you didn’t even realize it. More than 165,000 stores Today, businesses sell through dozens of dierent use Shopify today. Yet, as a brand, we are virtually channels: online stores, retail stores, wholesale, at pop-up invisible to consumers. This is by design, as our job is to shops, on social networks, through mobile apps or any make our merchants look their very best in every number of other ways. Merchants often hack together interaction they have with consumers. dierent applications and technologies in order to try to address their multi-channel requirements. We’re now showing them that they don’t have to; that their complex Over $8 billion of GMV has already been transacted Revenue $1,073.2M through our platform, with the most recent quarter setup can be reduced to a single, simple platform. By the +59% coming in at over $1 billion. We’ve proven that there’s time we’re done, we think Shopify will have established incredible potential in early-stage entrepreneurs when the “new normal”. they are empowered with great technology. Focusing on inspiring entrepreneurship and helping people iterate I want Shopify to be a company that sees the next their ideas, launch new stores and scale their businesses century. To get us there we not only have to correctly predict future commerce trends and technology, but be creates a sense of solidarity: we did it together. We $673.3M believe that by giving merchants an aordable, easy to the ones that push the entire industry forward. Shopify +73% use solution that helps them sell and run their business, was initially built in a world where merchants were simply Shopify will share in their success as they grow. We’ve looking for a homepage for their business. By accurately shown that it was possible to build a single platform that predicting how the commerce world would be changing, and building what our merchants would need next, we works from the very beginning—an entrepreneur with an $389.3M idea—to a business with millions of orders. And while taught them to expect so much more from their software. +90% many of our larger merchants switched to Shopify based on the quality of our platform, a large number of our These underlying aspirations and values drive our mission: make commerce better for everyone. I hope you’ll join us. $205.3M merchants are “homegrown” and started their businesses +95% with us. I’m incredibly proud of this. Merchant solutions $105M $50.3M +109% Subscriptions solutions $23.7M +112% - Tobi May 2015 2012 2013 2014 2015 2016 2017 2018

Taking the Path that Leads to More Entrepreneurs

Merchant Count Growth By Continent In 2018



45%
Africa
48%
Asia
44%
Europe
31%
North America
27%
Oceania
69%
South America

We are making commerce better for everyone by empowering merchants, by making it easier to start, operate, and grow sales on their business. All of our investments – whether in product and platform development, in partnerships, or in acquisitions – are undertaken to accomplish these objectives for our merchants.

Monthly Recurring Revenue



$40.9M
70% CAGR
$1.1M
Q1 2012
Q1 2013
Q1 2014
Q1 2015
Q1 2016
Q1 2017
Q1 2018

Global Growth



Canada
7% Revenue
7% Merchants

UK
6% Revenue
9% Merchants

USA
70% Revenue
55% Merchants

Australia
4% Revenue
7% Merchants

Rest of the World
12% Revenue
24% Merchants

* Revenue and merchants as at December 31, 2018

Revenue By Annual Cohort



2018
2017
2016
Pre 2016
2015
2016
2017
2018

The above chart displays the annual revenue for merchant cohorts that joined the Shopify platform at different times in our history. The consistent revenue growth coming from each cohort illustrates the strength of our business model: the increase in revenue from remaining merchants growing within a cohort offsets the decline in revenue from merchants leaving the platform.

We encourage entrepreneurship. With entrepreneurship can come great success, but successful entrepreneurs often fail - more than once - on their journey to success. At Shopify, we know that failure can also be viewed as the successful discovery of something that didn't work, and our business model makes room for these learnings.

Simplifying Merchant Operations

New Products And Features



Marketing Dashboard
+6 Languages*
Local Payment methods
Locations
Fraud Protect
2018
2019

* Languages include: French, Spanish, German, Italian, Japanese, and Brazilian Portuguese.

Central to our mission is continually improving the platform to save merchants time, money, and effort, so they can free up more resources to focus on the aspects of their business that they love. Shopify's subscription packages enable merchants to get up and running on an incredibly feature-rich platform. Built for merchants, optimized for mobile, and enabling selling over an online store, blogs and other online spaces, social channels, marketplaces, and in-person, Shopify's platform also makes apps, custom themes, and domains easily accessible from within the platform. In addition, our Merchant Solutions address the broad array of other functionality merchants commonly require, including accepting payments, shipping, and securing working capital.

Orders On Shopify



66%
34%
Mobile
Desktop

As of December 31, 2018

Mobile devices have been an important part of Shopify's playbook for nearly a decade. We launched the Shopify Mobile app in 2010, which makes it easy for merchants to manage their storefronts via mobile devices. In early 2016, orders to merchants from mobile devices surpassed those from desktop, and have continued to track ahead of the industry since. Our integrated checkout accelerators such as Shopify Pay, Apple Pay and Google Pay; Shopify AR, which makes selling with Augmented Reality (AR) accessible for small businesses; and our point of sale (POS) app, which enables in-person payments with a card reader and mobile phone, all help merchants turn mobile into a competitive advantage.

Catalyzing Merchants' Sales

GMV



$0.7B
2012
$1.6B
+126%
2013
$3.8B
+131%
2014
$7.7B
+105%
2015
$15.4B
+99%
2016
$26.3B
+71%
2017
$41.1B
+56%
2018

Buyers From Shopify Stores



2014
2015
2016
2017
2018
28 million
57 million
100 million
163 million
218 million

The number of consumers buying from merchants' stores on Shopify grew 34% from 163 million in 2017 to 218 million in 2018.

Our goals are closely aligned with those of our merchants. The more our merchants sell on our platform, the more revenue we generate as they process more transactions, ship more products with Shopify Shipping, fund their growth with Shopify Capital, and upgrade their Shopify plans. As such, we educate our merchants on how to grow their brands and businesses through Shopify blogs, Shopify community forums, Shop Class programs, and our new space in Los Angeles built for education, engagement, and community-building among entrepreneurs.